Exhibit 99.1

Draganfly to Participate in the “Charting the Course: Navigating the Intersection of TMT and Business in the AI Era” Conference, Presented by Maxim Group LLC

CEO Cameron Chell to Present Draganfly’s Innovations in UAV Technology

Saskatoon, SK, May 31, 2024 – Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A), a leader in drone technology and unmanned aerial vehicle (UAV) solutions, announced today that its CEO, Cameron Chell, has been invited to present at the “Charting the Course: Navigating the Intersection of TMT and Business in the AI Era” Conference. This event, presented by Maxim Group LLC, will take place on Tuesday, June 4th, and Wednesday, June 5th, 2024, starting at 8:00 a.m. E.T.

Draganfly will be participating in discussions on how emerging growth companies are leveraging new technologies, such as Artificial Intelligence (AI), to position themselves for the future. The continuous evolution of technology is paving the way for innovation across all industries, including drones, consumer IoT, business solutions, gaming, and entertainment. Maxim Senior Analysts will facilitate engaging dialogues with CEOs and key management from diverse companies focused on how technology will impact and grow their businesses.

This conference will be broadcast live on M-Vest. To attend, sign up to become an M-Vest member.

Click here to reserve your seat

About Maxim Group LLC

Maxim Group LLC is a full-service investment banking, securities, and wealth management firm headquartered in New York. The firm provides a full array of financial services including investment banking, private wealth management, global institutional equity, fixed-income and derivatives sales & trading, equity research, and prime brokerage services. Maxim Group is a registered broker-dealer with the U.S. Securities and Exchange Commission (SEC) and the Municipal Securities Rulemaking Board (MSRB) and is a member of FINRA SIPC, and NASDAQ. To learn more about Maxim Group, visit maximgrp.com.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations do business and service their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com. For additional investor information, visit:

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Media Contact

Erika Racicot

Email: erika@businessinstincts.com

Company Contact

Email: info@draganfly.com